Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-89550


                              PROSPECTUS SUPPLEMENT
                        (To Prospectus dated June 13, 2002)

                                 1,970,544 Shares

                                ACTIVISION, INC.

                                  Common Stock

                        ---------------------------------

     The stockholders of Activision, Inc. listed in this prospectus supplement under the section entitled "Selling Stockholders" are offering and selling up to an additional 124,594 shares of Activision's common stock under this prospectus.

     All of the Selling Stockholders acquired their shares of Activision common stock in connection with Activision's acquisition on May 20, 2002 of Z-Axis, Ltd., a Nevada based console software development company. The Selling Stockholders were all principal shareholders of Z-Axis. This prospectus supplement reflects the release of certain shares of Activision common stock which had been held in escrow in order to ensure that the representations, warranties and covenants made by certain of the Selling Stockholders were not breached and to provide a source of indemnification.

     Activision will not receive any of the proceeds from the sale of shares being offered by the Selling Stockholders.

     Activision's common stock is traded on the Nasdaq National Market under the symbol "ATVI." The last reported sale price for the common stock on December 2, 2005 was $13.37 per share.

     No underwriting is being used in connection with this offering of common stock. The shares of common stock are being offered without underwriting discounts. The expenses of this registration will be paid by Activision. Normal brokerage commissions, discounts and fees will be payable by the Selling Stockholders.

     Activision's principal executive offices are located at 3100 Ocean Park Boulevard, Santa Monica, California 90405, telephone number (310) 255-2000.

     For a discussion of certain matters that should be considered by prospective investors, see "Risk Factors" starting on page 3 of the Prospectus dated June 13, 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of common stock offered or sold under this prospectus or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

           The date of this Prospectus Supplement is December 7, 2005.

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                              SELLING STOCKHOLDERS

     The following table reflects the beneficial ownership by the Selling Stockholders of an additional 124,594 shares of Activision common stock which are being released from escrow as described below. This table supplements and must be read in conjunction with the table set forth in the Prospectus dated June 13, 2002.


                                                Number of Additional
Name of Selling Stockholder                    Shares of Common Stock
----------------------------                   -----------------------

Luntz Family Revocable Trust                            98,429

Irving Luntz                                            16,197

Robert E. Meldman                                        9,968

Total                                                  124,594


     Activision entered into an agreement and plan of merger (the "Merger Agreement") with Activision Publishing, Inc., Record Time Acquisition, Inc., Z-Axis and the Selling Stockholders. The transaction contemplated by the Merger Agreement was consummated on May 20, 2002.

     Pursuant to an escrow agreement an aggregate of 124,594 shares of common stock, or approximately 9.1% of the total number of shares of Activision common stock issued in connection with the merger, were deposited in an escrow account in connection with the transaction (the "Escrow Shares"). The number of shares released from escrow was adjusted for Activision's (i) 3 for 2 stock split, which became effective June 6, 2003, (ii) 3 for 2 stock split, which became effective March 15, 2003, (iii) 4 for 3 stock split, which became effective March 22, 2005 and (iv) 4 for 3 stock split, which became effective October 24, 2005. The Escrow Shares were deposited in order to ensure that the representations, warranties and covenants by the Selling Stockholders under the Merger Agreement were not breached and in order to provide a source of indemnification to Activision pursuant to the Merger Agreement. The Escrow Shares are subject to release from escrow upon the expiration of the escrow period set forth in the escrow agreement and are to be issued to the Selling Stockholders to the extent not used for indemnification. In addition, an aggregate amount of 373,784 shares of common stock, or approximately 27.27% of the total number of shares of Activision common stock issued in connection with the merger, have been deposited in an escrow account (the "Product Escrow Shares"). The Product Escrow Shares are subject to release from escrow and issuance to the Selling Stockholders upon fulfillment of certain software program delivery and ranking requirements and certain revenue requirements.

     This prospectus supplement reflects the release from escrow 124,594 of the Product Escrow Shares as a result of the fulfillment of certain delivery and milestone deliverable

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requirements. We will issue additional prospectus supplements that reflect any future issuances of the Product Escrow Shares.

     Prior to the acquisition of Z-Axis by Activision, Z-Axis was a party to various development agreements with Activision. Other than such contracts and the fact that the Selling Stockholders were stockholders of Z-Axis, which became a wholly owned subsidiary of Activision on May 20, 2002 pursuant to the Merger Agreement, none of the Selling Stockholders listed above have had a material relationship with Activision within the past three years.

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